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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of January , 2002


                                  WAVECOM S.A.

                             12, boulevard Garibaldi
                    F-92442 Issy-Les-Moulineaux Cedex, France
                            Tel: 00 33 1 46 29 08 00
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                          Form 20-F  X    Form 40-F
                                    ---             ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes             No   X
                                  ---            ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

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[WAVECOM LOGO]

                                                           FOR IMMEDIATE RELEASE
CONTACT:

WAVECOM                                           CITIGATE DEWE ROGERSON (U.S.)
Deborah Choate, Chief Financial Officer           Serena Vento/Nancy Campbell
deborah.choate@wavecom.fr                         serena.vento@citigatedr-ny.com
Phone: (33) 1-46-29-08-07                         Phone: (212) 688-6840


                     WAVECOM REPORTS 2001 YEAR-END REVENUES
                              OF EURO 322.7 MILLION

            ANNUAL REVENUES INCREASE 392% - Q4 REVENUES INCREASE 241%

Issy-les-Moulineaux, France - 22 January 2002 - Wavecom S.A. (NASDAQ: WVCM; Nouveau Marche: 7306), a leading developer of digital wireless standard modules (WISMO(TM)), today announced revenues for the fourth quarter and full year ended December 31, 2001. All revenues are unaudited and reported in accordance with US GAAP.

For the quarter ended December 31, 2001, Wavecom reported total revenues of Euro
105.3 million compared with Euro 30.9 million in the same period last year, an increase of 241%. Fourth quarter product revenues rose 254% to Euro 104.9 million versus Euro 29.6 million a year ago. Sequentially, product revenues increased 17.9% to Euro 104.9 million from Euro 89.0 million in the third quarter of 2001. Wavecom's revenue growth for the period reflects strong sales into Asia and the impact of seasonal sales ahead of the Chinese New Year. Total product shipments grew to 1.4 million units in the fourth quarter from 1.1 million units in the previous quarter of 2001. Product shipments for all of 2001 totaled 4.0 million units compared to 580,000 units in 2000.

Total revenues for the full year ended December 31, 2001 increased 392% to Euro
322.7 million compared with Euro 65.6 million in 2000. Product revenues for the year were Euro 317.6 million compared with Euro 63.1 million for the full year 2000, an increase of 403%.

Revenues for the fourth quarter of 2001 by geographic region were as follows:
Asia-Pacific: 86.3%; Europe, Middle-East and Africa: 12.8%; Americas: 0.9%. Product revenues by target market for the fourth quarter of 2001 were: telephony: 74.3%; multimedia: 7.8%; telemetry: 4.8%; automotive: 2.2%; indirect sales: 10.9%.

"We are pleased to report another quarter and full year of strong revenue growth as Wavecom continued to produce at maximum capacity," said Michel Alard, the Company's chairman. "We are confident in our outlook for 2002 as we successfully build on new and existing client relationships in all of our target markets and key geographic regions. In addition to the WISMO Pac, which we launched during the fourth quarter, Wavecom's product pipeline is robust and we plan to introduce several new products in 2002, including a CDMA version of the WISMO," he added.

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[WAVECOM LOGO]

Backlog declined to Euro 129 million at December 31, 2001 from Euro 134 million at September 30, 2001, reflecting the strong push to deliver product to our Asian customers by year-end, in preparation of the Chinese New Year. Management currently estimates that the backlog should cover 4-5 months of shipments with a concentration in the later months as customer deliveries are lower just after the Chinese New Year.

Wavecom estimates that full-year revenues for the year 2002 will continue to grow substantially as the Company introduces new products and as its customers continue to gain market share, particularly in China but also in other regions. Furthermore, as long as revenues are driven primarily by sales into the Chinese market, the Company expects to continue to see seasonality related to the Chinese New Year, with lower sales in the early part of the calendar year and a stronger second half as customers launch new products. Consequently, management expects that first quarter revenues will be down sequentially compared to the fourth quarter, but expects subsequent quarters of the 2002 fiscal year to show sequential growth. Wavecom's long-term strategic plans include further developing and penetrating market opportunities outside of Asia.

Full financial results will be announced on February 19, 2002, after the markets close.

ABOUT WAVECOM
A world pioneer in innovative wireless solutions, Wavecom was the first company to commercialize GSM technology in the form of a standard module, the WISMO, making wireless technology available to everyone. WISMO modules are compact devices that include all of the hardware, software and other technology needed to enable wireless communications over the GSM/GPRS and future 3G networks. WISMO modules enable any equipment or system to communicate without a fixed line connection. Applications include mobile telephones, automotive navigation and information systems, personal digital assistants with wireless communications functions, and devices enabling communication between vending machines or utility meters and control centers.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC) and San Diego (USA), with a total headcount of
560. Company revenues totaled 65.6 million euros in 2000 and 322.7 million euros in 2001. Wavecom is publicly traded on the Nouveau Marche exchange in Paris and the NASDAQ National Market exchange in the U.S.
                                 WWW.WAVECOM.COM


THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT RELATE TO THE COMPANY'S PLANS, OBJECTIVES, ESTIMATES AND GOALS. WORDS SUCH AS "EXPECTS," "ANTICIPATES," "INTENDS," "PLANS," "BELIEVES" AND "ESTIMATES," AND VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S BUSINESS IS SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING PROBABLE VARIABILITY IN THE COMPANY'S QUARTERLY OPERATING RESULTS, MANUFACTURING CAPACITY CONSTRAINTS, DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS, VARIABILITY IN PRODUCTION YIELDS, DEPENDENCE ON THIRD PARTIES, CURRENCY RATE CHANGES AND RISKS ASSOCIATED WITH MANAGING GROWTH. THESE AND OTHER RISKS AND UNCERTAINTIES, WHICH ARE DESCRIBED IN MORE DETAIL IN THE COMPANY'S MOST RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, COULD CAUSE THE COMPANY'S ACTUAL RESULTS AND DEVELOPMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY ANY OF THESE FORWARD-LOOKING STATEMENTS.